Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Parsley Energy, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑196295) and Form S-3 (No. 333-204766) of Parsley Energy, Inc. and subsidiaries (the “Company”), including any amendments thereto, of our reports dated February 29, 2016, with respect to the consolidated and combined balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, which reports appear in the Company’s annual report on Form 10‑K for the year ended December 31, 2015.

Our report refers to a change in the method of the accounting for deferred income taxes.

(signed) KPMG LLP

Dallas, Texas

February 29, 2016